Exhibit 4.4

THIRD SUPPLEMENTAL INDENTURE dated as of March 15, 2002, between IOS Capital, LLC (formerly known as “Alco Capital Resources, Inc., “IKON Capital, Inc.” and “IOS Capital, Inc.”), a limited liability company duly organized and existing under the laws of the State of Delaware (the “Company”), having its principal office at 1738 Bass Road, Macon, Georgia, and JPMorgan Chase Bank (formerly known as “Chemical Bank” and “The Chase Manhattan Bank”), a banking corporation duly organized and existing under the laws of the State of New York, as Trustee (the “Trustee”).

WHEREAS the Company and the Trustee have heretofore executed and delivered an Indenture dated as of June 30, 1995, as supplemented by the First Supplemental Indenture dated as of June 4, 1997 and the Second Supplemental Indenture dated as of June 12, 2001 (collectively, the “Indenture”), providing for the issuance from time to time of its unsecured debentures, notes, or other evidences of indebtedness to be issued in one or more series and pursuant to which the Company issued its 9.750% Notes due 2004 (the “Notes”);

WHEREAS Section 902 of the Indenture provides that the Company and the Trustee may amend the Indenture with the consent of the Holders of at least 66  2/3% in aggregate principal amount of the Outstanding Securities (such term and each other capitalized term used in this Third Supplemental Indenture and not defined herein having the meanings assigned thereto in the Indenture) of each series affected by such amendment;

WHEREAS the Company desires to amend the Indenture, as set forth in Article I hereof;

WHEREAS the Holders of a least 66  2/3% in aggregate principal amount of the Notes outstanding have consented to the amendments effected by this Third Supplemental and Indenture; and

WHEREAS the Third Supplemental Indenture has been duly authorized by all necessary corporate action on the part of the Company.

NOW, THEREFORE, the Company and the Trustee agree as follows for the equal and ratable benefit of the Holders of the Notes:

ARTICLE I
Amendments

SECTION 1.01.    Amendment to Section 101.    The following definitions are added to Section 101 of the Indenture in appropriate alphabetical order:

“Moody’s” means Moody’s Investors Service, Inc. and its successors.

“1998 Facility” means all debt of IKON or any Consolidated Subsidiary under the facility established by the Amended and Restated Credit Agreement dated as of January 16, 1998, among IKON, certain Subsidiaries, the lenders party thereto, and First Union National Bank (formerly known as “CoreStates Bank, N.A.”), as Agent, and any facility or facilities (or successive facilities) refinancing or replacing such facility or any other facility constituting the 1998 Facility, in each case as amended from time to time; provided that the aggregate principal amount of the 1998 Facility shall not exceed $600.0 million.

“S&P” means Standard & Poor’s Rating Services, a division of McGraw-Hill, Inc., and its successors.

“Third Supplemental Indenture” means the Third Supplemental Indenture dated as of March 15, 2002 between the Company and the Trustee.

SECTION 1.02.    Amendment to Article Three.    Article Three of the Indenture is amended by the addition of a new Section 311 as follows:

Section 311. Additional Interest Solely for the Benefit of the Holders of the 9.750% Notes due 2004.

At any time on or after the date of the Third Supplemental Indenture, the interest rate payable on the 9.750% Notes due 2004 (for purposes of this Section 311, the “Notes”) shall be subject to adjustment from time to time as set forth below if Moody’s downgrades the rating established by such rating agency for the Notes to Bal or below or S&P downgrades the rating established by such rating agency for the Notes to BB+ or below:

(1)    If the rating established for the Notes by Moody’s is changed to Ba1 or below or the rating established for the Notes by S&P is changed to BB+ or below the interest rate applicable to the Notes shall increase from the rate set forth on the face of the Notes by 1.00% per annum; provided, however, that if an increase in the interest rate applicable to the Notes has been made pursuant to this clause (1) as a result of a change in rating by one rating agency, no additional increase in the interest rate shall be made pursuant to this clause (1) as a result of any change in rating by the other rating agency;

(2)    In addition to the increase in interest rate provided for in clause (1) above and the increase in interest rate, if any, provided for in clause (3) below, if the rating established for the Notes by Moody’s is changed to a rating set forth below, the interest rate applicable to the Notes shall increase by the percentage per annum set opposite such rating:

Rating	Percentage
Ba2	0.25%
Ba3	0.50%
B1	0.75%
B2	1.00%
B3	1.25%
Caa1	1.50%
Caa2	1.75%
Caa3	2.00%
Ca	2.25%
C	2.50%

(3) In addition to the increase in interest rate provided for in clause (1) above and the increase in interest rate, if any, provided for in clause (2) above, if the rating established for the Notes by S&P is changed to a rating set forth below, the interest rate applicable to the Notes shall increase by the percentage per annum set opposite such rating:

Rating	Percentage
BB	0.25%
BB-	0.50%
B+	0.75%
B	1.00%
B-	1.25%
CCC+	1.50%
CCC	1.75%
CCC-	2.00%
CC	2.25%
C	2.50%

Each adjustment required by any change in rating as provided in clause (1) (subject to the proviso in clause (1)), (2) or (3), whether occasioned by the action of Moody’s or S&P, shall be made independently of, and shall be in addition to, any and all other adjustments required by each such other clause. If, subsequent to an adjustment in the interest rate on the Notes as a result of a change in the ratings established for the Notes by Moody’s or S&P, either Moody’s or S&P subsequently increases in its ratings for the Notes to any of the thresholds set forth above, the interest rates on the Notes shall be readjusted in accordance with the provisions set forth above to the rate that would have applied had the applicable rating never been below such threshold. In no event shall the interest rate payable with respect to the Notes to be reduced to below 9.750%. If the ratings established for the Notes by each of Moody’s and S&P are changed to Baa3 or above, in the case of Moody’s, and BBB- or above, in the case of S&P, the interest rate applicable to the Notes shall be the rate set forth on the face of the Notes, subject to adjustment as set forth above in the event that either Moody’s or S&P subsequently downgrades its rating for the Notes below Baa3 or BBB-, respectively. Any interest rate increase or decrease with respect to the Notes pursuant to this Section shall be effective from and after the Interest Payment Date following such ratings change.

SECTION 1.03.    Amendment to Section 501A(1).    Section 501A(1) of the Indenture, as added by the Second Supplemental Indenture referred to above, is amended by the insertion after the words “IKON or any Consolidated Subsidiary creates or assumes any indebtedness” of the words “(other than the 1998 Facility (and any other debt of IKON or any Consolidated Subsidiary existing as of the date of this Third Supplemental Indenture that is required by its terms as in effect as of the date of this Third Supplemental Indenture to be secured equally and ratably with the 1998 Facility or the net proceeds of which will be used to retire or refinance the Notes or to defease the Notes pursuant to Section 1302 or 1303), provided that IKON shall have made effective provision to secure the Notes than outstanding equally and ratably with (or prior to) the 1998 Facility and any and all such other debt so secured for so long as the 1998 Facility or any such other debt shall be so secured)”.

SECTION 1.04.    Amendment to Section 501A(4).    The Definition of Excluded Debt contained in Section 501A(4) of the Indenture is amended by the insertion of the following at the end of subclause (vii) thereof:

“including, without limitation, the 1998 Facility, provided that the aggregate principal amount of the 1998 Facility shall not exceed $600.0 million.”

SECTION 1.05.    Amendment to Article Seven.    Article Seven of the Indenture is amended by the addition of a new Section 705 as follows:

Section 705.    Officers’ Certificate with Respect to Changes in Interest Rates Solely on the 9.750% Notes Due 2004.

Within seven Business Days after any adjustment of the interest rate payable on the 9.750% Notes due 2004 (for purposes of this Section 705, the “Notes”) as a result of a ratings change by Moody’s or S&P as provided in Section 311, the Company shall deliver an Officers’ Certificate to the Trustee stating the new interest rate with respect to the Notes and the date on which it became effective.

SECTION 1.06.    Trustee’s Acceptance.    The Trustee hereby accepts this Third Supplemental Indenture and agrees to perform the same under the terms and conditions set forth in the Indenture.

ARTICLE II
Miscellaneous

SECTION 2.01.    Interpretation; Severability; Headings.    Upon the execution and delivery of this Third Supplemental Indenture, the Indenture shall be modified and amended in accordance with this Third Supplemental Indenture, and all the terms and conditions of both shall be read together as though they constitute one instrument, except that, in case of conflict, the provisions of this Third Supplemental Indenture will control. The Indenture, as modified and amended by this Third Supplemental Indenture, is hereby ratified and confirmed in all respects and shall bind every Holder of Notes. In case of conflict between the terms and conditions contained in the Notes and those contained in the Indenture, as modified and amended by this Third Supplemental Indenture, the provisions of the Indenture, as modified and amended by this Third Supplemental Indenture, shall control. In case any provision in this Third Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby. The Article and Section headings of this Third Supplemental Indenture have been inserted for convenience of reference only, are not to be considered a part hereof and shall in no way modify or restrict any of the terms or provisions hereof.

SECTION 2.02.    Conflict with trust Indenture Act.    If any provision of this Third Supplemental Indenture limits, qualifies or conflicts with any provision of the Trustee Indenture Act that is required under the Trust Indenture Act to be part of and govern any provision of this Third Supplemental Indenture, the provision of the Trust Indenture Act shall control. If any provision of this Third Supplemental Indenture modifies or excludes any provision of the Trust Indenture Act that may be so modified or excluded, the provision of the Trust Indenture Act shall be deemed to apply to the Indenture as so modified or to be excluded by this Third Supplemental Indenture, as the case may be.

SECTION 2.03.    Successors; Benefits of Third Supplemental Indentures, etc.    All agreements of the Company in this Third Supplemental Indenture shall bind its successors. All agreements of the Trustee in this Third Supplemental Indenture shall bind its successors. Nothing in this Third Supplemental Indenture or the Notes, express or implied, shall give to any Person, other than the parties hereto and thereto and their successors hereunder and thereunder and the Holders of the Notes, any benefit of any legal or equitable right remedy or claim under the Indenture, this Third Supplemental Indenture or the Notes.

SECTION 2.04.    Certain Duties and Responsibilities of the Trustee; Trustee Not Responsible for Recitals.    In entering into this Third Supplemental Indenture, the Trustee shall be entitled to the benefit of every provision of the Indenture relating to the conduct or affecting the liability or affording protection to the Trustee, whether or not elsewhere herein so provided. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Third Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Company.

SECTION 2.05.    Governing Law.    This Third Supplemental Indenture shall be construed in accordance with the laws of the State of New York without reference to its conflict of law provisions, and the obligations, rights and remedies of the parties here under shall be determined in accordance with such laws.

SECTION 2.06.    Duplicate Originals.    All parties may sign any number of copies or counterparts of this Third Supplemental Indenture. Each signed copy or counterpart shall be an original, but all of them together shall represent the same agreement.

IN WITNESS WHEREOF, each party hereto has caused this Third Supplemental Indenture to be signed by its officer thereunto duly authorized as of the date first written above.

IOS CAPITAL, LLC,

by	/s/ JACK QUINN
Name: Jack Quinn Title: Treasurer

JPMORGAN CHASE BANK, AS TRUSTEE,

by	/s/ Wanda Eiland
Name: Wanda Eiland Title: Assistant Vice President